# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hallador Energy Company, CIK 0000788965
CUSIP: 40609P105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1183 East Canvasback Drive, Terre Haute, Indiana (IN), 47802
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000947871-24-000595
Filed by CIK 0002029390

## Reporting persons
- ALJ Investment Company, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,400,000; shared voting power 0; sole dispositive power 1,400,000; shared dispositive power 0; aggregate amount beneficially owned 1,400,000 (3.3% of the class)
  Comment: ITEM 11* This constitutes an exit filing for the Reporting Persons. The ownership information presented above is calculated based upon 42,617,108 shares of common stock, par value $0.01 per share ("Common Stock"), outstanding of Hallador Energy Company (the "Issuer") as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2024.
- ALJ REGIONAL HOLDINGS, INC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 200,000; shared voting power 0; sole dispositive power 200,000; shared dispositive power 0; aggregate amount beneficially owned 200,000 (0.5% of the class)
  Comment: ITEM 11* This constitutes an exit filing for the Reporting Persons. The ownership information presented above is calculated based upon 42,617,108 shares of common stock, par value $0.01 per share ("Common Stock"), outstanding of Hallador Energy Company (the "Issuer") as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2024.

## Item 1. Issuer
Name of issuer: Hallador Energy Company
Address of issuer's principal executive offices: 1183 East Canvasback Drive, Terre Haute, IN 47802

## Item 2. Person Filing
Name of person filing:
(i) ALJ Investment Company, LLC ("ALJ Investment")
(ii) ALJ Regional Holdings, Inc. ("ALJ")
Address of principal business office or, if none, residence:
244 Madison Avenue, PMB #358
New York, New York 10016
Citizenship:
(i) ALJ Investment: Delaware
(ii) ALJ: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Information with respect to each Reporting Person's ownership is incorporated by reference to items (5) - (9) and (11) of the cover pages to this Amendment No. 1 to Schedule 13G.

This Amendment No. 1 to Schedule 13G constitutes an exit filing for the Reporting Persons.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- ALJ Investment Company, LLC: /s/ Jess Ravich, Jess Ravich/Manager (02/14/2025)
- ALJ REGIONAL HOLDINGS, INC: /s/ Jess Ravich, Jess Ravich/Manager (02/14/2025)